Exhibit 2(b)

PUT/CALL AGREEMENT

PUT/CALL AGREEMENT (this “Agreement”), dated as of June 16, 2015, among USPI Holding Company, Inc., a Delaware corporation (the “Company”), HCN Surgery Center Holdings, Inc., a Delaware corporation (“NewCo Holdings”),  Ulysses JV Holding I L.P., a Delaware limited partnership (“Ulysses Holding  I”),  Ulysses JV Holding II L.P., a Delaware limited partnership (“Ulysses Holding II” and, collectively with Ulysses Holding I, “Ulysses” and, collectively with NewCo Holdings, and any other Person that becomes party to this Agreement pursuant to the provisions hereof, the “Stockholders”), and Tenet Healthcare Corporation, a Nevada corporation (“Tenet”).

RECITALS

A.The Company and the Stockholders are parties to that certain contribution and purchase agreement (the “Contribution Agreement”), dated as of March 23, 2015, pursuant to which the Stockholders have received shares of voting common stock, par value $0.01 per share, of the Company in consideration for the contribution of certain assets.

B.The Stockholders and the Company desire to provide certain rights and obligations of the Stockholders with respect to the governance of the Company as provided in that certain stockholders agreement (the “Stockholders Agreement”) dated as of the date hereof.

C.The Stockholders and the Company desire to provide certain rights and obligations of the Stockholders with respect to ownership and disposition of the Common Stock as hereinafter provided.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Actual 9.5x Consideration” shall mean the Estimated 9.5x Consideration, but calculated by substituting clause (ii)(A) of the definition thereof with the following replacement clause (ii)(A):

“(ii)(A)  the amount obtained by (1) multiplying (x) 9.5 by (y) the actual EBITDA for the Company and its Subsidiaries on a consolidated basis for the Fiscal Year in which the applicable Put Notice or 9.5x Call Notice is delivered minus (2) the Weighted Average Net Debt of the Company and its Subsidiaries at the end of the Fiscal Year in which the applicable Put Notice or 9.5x Call Notice is delivered;”

“Actual Premium Consideration” shall mean the Estimated Premium Consideration, but calculated by substituting clause (ii)(A) of the definition thereof with the following replacement clause (ii)(A):

“(ii)(A)  the amount obtained by (1) multiplying (x) 10.5 by (y) the actual EBITDA for the Company and its Subsidiaries on a consolidated basis for the Fiscal Year in which the applicable Call Notice is delivered minus (2) the Weighted Average Net Debt of the Company and its Subsidiaries at the end of the Fiscal Year in which the applicable Call Notice is delivered;”

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, or (ii) any Person directly or indirectly owning or controlling 25% or more of any class of outstanding equity securities of such Person; provided,  however, that (x) the Stockholders and their Affiliates and any present or future limited partners or members of the Stockholders shall be deemed not to be Affiliates of the Company and its Subsidiaries and (y) in no event shall any direct or indirect equityholder of Tenet be deemed to be an Affiliate of NewCo Holdings or Tenet.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Capital Contribution” means, with respect to any Stockholder, a contribution of cash or property to the Company.  In the case of a Stockholder that acquires an interest in the Company by virtue of a Transfer in accordance with the terms of this Agreement, “Capital Contribution” means the Capital Contribution of such Stockholder’s predecessor to the extent relating to the acquired interest.

“Cash” means, with respect to a specified Person, the aggregate amount of all cash and cash equivalents of such Person and its consolidated Subsidiaries as of a given measuring date, as determined in accordance with GAAP, including the amounts of any received but uncleared checks, drafts and wires issued prior to such time, less (i) the amounts of any issued but uncleared checks, drafts and wires issued prior to such time, (ii) any restricted balances (including any cash, cash equivalents and/or Marketable Securities required to be maintained as reserves or otherwise in connection with Ulysses’s captive insurance subsidiary), (iii) cash and cash equivalents held on behalf of third parties, and (iv) any amounts held in escrow.

“Charter” means the Certificate of Incorporation of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified in accordance with the terms thereof and the terms of this Agreement.

“Closing” means the closing of the transactions contemplated by the Contribution Agreement.

“Common Stock” means, collectively, the voting common stock of the Company, par value $0.01 per share, and the non-voting common stock of the Company, par value $0.01 per share.

“Company Competitor” means any Person (other than the Company or any of its Subsidiaries or any entity resulting from a spin-off, split-off, reorganization, merger or similar transaction of the Company or any of its Subsidiaries) that is primarily engaged in any business that directly competes with the Company Business, whether such Person engages in such business directly or through its direct or indirect control of other Persons.  A Person that would otherwise be deemed to be a Company Competitor shall not be deemed to be a Company Competitor if consented to by a Supermajority Vote (as defined in the Stockholders Agreement).

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“EBITDA”  means, for any period, with respect to any Person, (i) the consolidated net income of such Person and its Subsidiaries (which for purposes of this defined term EBITDA shall include any entities of which Ulysses True Results NewCo, LLC, directly or indirectly, holds equity interests as of the date hereof and such other entities as the parties hereto may agree) for such period, plus (ii) without duplication and to the extent deducted in determining such consolidated net income for such period, the sum of (A) consolidated interest expense of such Person and its Subsidiaries for such period and, to the extent not reflected in such total interest expense, increased by payments made in respect of hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, minus any payments received in respect of such hedging obligations or other derivative instruments, (B) consolidated tax expense of such Person and its Subsidiaries based on income, profits or capital, including state, franchise, capital and similar taxes and withholding taxes paid or accrued during such period, (C) all amounts attributable to depreciation and amortization expense of such Person and its Subsidiaries for such period, (D) non-cash charges (including any stock compensation expense), (E) management fees paid during such period to any financial sponsor or advisor, (F) cash expenses incurred during such period in connection with extraordinary casualty events to the extent such expenses are reimbursed in cash by insurance during such period,  (G) severance-related charges in connection with a restructuring program and (H) non-recurring litigation charges in excess of $2,500,000 in the aggregate,  minus (iii) without duplication and to the extent included in determining such consolidated net income for such period, the sum of (A) cash payments made during such period in respect of non-cash charges taken in such period and (B) any non-cash items of income for such period, (iv) without duplication plus unrealized losses and minus unrealized gains, in each case, in respect of swap agreements, minus (v) the consolidated net income of such Person and its Subsidiaries for such period attributable to non-controlling interests as set forth on the consolidated income statement of such Person, in each case, as determined in accordance with GAAP.

“Equity Securities” means any and all Shares, and any and all securities of the Company convertible into or exchangeable or exercisable for (whether or not subject to contingencies or the passage of time, or both) Shares, including, without limitation, options, warrants and other rights to acquire Shares.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated 9.5x Consideration” means, with respect to the Put Shares or 9.5x Call Shares, as applicable, an amount equal to the following:

(i)	the number of Put Shares or 9.5x Call Shares, as applicable;

multiplied by:

(ii)	the amount obtained by dividing the amount obtained in clause (A) below by the amount obtained in clause (B) below, as adjusted by the Management Equity Dilution Factor:
(A)

the amount obtained by (1) multiplying (x) 9.5 by (y) the estimated EBITDA for the Company and its Subsidiaries on a consolidated basis for the Fiscal Year in which the applicable Put Notice or 9.5x Call Notice is delivered minus (2) the estimated Weighted Average Net Debt of the Company at the end of the Fiscal Year in which the applicable Put Notice or 9.5x Call Notice delivered;

(B)	the aggregate number of issued and outstanding Shares of the Company.

“Estimated Premium Consideration” means, with respect to the Call Shares, an amount equal to the amount obtained by following:

(i)	the number of the Call Shares;

multiplied by:

(ii)	the amount obtained by dividing the amount obtained in clause (A) below by the amount obtained in clause (B) below, as adjusted by the Management Equity Dilution Factor:
(A)

the amount obtained by (1) multiplying (x) 10.5 by (y) the estimated EBITDA for the Company and its Subsidiaries on a consolidated basis for the Fiscal Year in which the applicable Call Notice is delivered minus (2) the estimated Weighted Average Net Debt of the Company at the end of the Fiscal Year in which the applicable Call Notice is delivered;

(B)	the aggregate number of issued and outstanding Shares of the Company.

“Fair Market Value” means, (i) with respect to Shares or other property, as the case may be, as reasonably determined by the Board of Directors in good faith, the fair market value that a Third Party would pay to acquire all of such Shares (computed on a fully diluted basis after giving effect to the exercise of any and all outstanding conversion rights, exchange rights, warrants and options) or other property in an arm’s-length transaction, assuming with respect to the Fair Market Value of Shares, that the Company was being sold in a manner reasonably designed to solicit all possible participants and permit all interested Persons an opportunity to participate and to achieve the best value reasonably available to the Stockholders at the time, taking into account all existing circumstances, including, without limitation, the terms and conditions of all agreements (including this Agreement) to which the Company is then a party or by which it is otherwise benefited or affected, or (ii) with respect to any property consisting of securities traded in the public markets, including, but not limited to, Tenet Common Shares, the average of the closing price of such security for the five (5) trading day period immediately preceding the date on which such valuation is to be determined in accordance with this Agreement.

“Fiscal Year” means (i) the period commencing upon the date hereof and ending on December 31, 2015 or (ii) any subsequent 12-month period commencing on January 1 and ending on December 31.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“good faith” means the Person or Persons making a determination or taking or declining to take an action believe that such determination or the taking or declining to take of such action is in the best interest of the Company.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body.

“Indebtedness” means, with respect to a specified Person and its consolidated Subsidiaries, as of a given measuring date, and without duplication, (a) indebtedness for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, together with all premiums, penalties and accrued interest thereon and other costs, fees and expenses payable in connection therewith, including any Tenet Intercompany Notes (as defined in the Stockholders Agreement), (b) all obligations and liabilities under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, in each case to the extent drawn, (c) all indebtedness under derivatives, swap or exchange agreements, together with all prepayment premiums, penalties and accrued interest thereon, and in each such case all breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect to any of the foregoing, (d) all indebtedness or liabilities secured by any security interest, (e) all obligations and liabilities under securitization or receivables factoring arrangements or transactions, (f) all obligations and liabilities under leases required to be capitalized in accordance with GAAP, including any breakage costs, penalties or fees or other similar amounts payable in connection with any capitalized leases to the extent due and payable as of a given measuring date, (g) all obligations and liabilities for the deferred purchase price of property or services, whether contingent or absolute, and including, without limitation, any conditional sale, title retention agreement, earnouts or transaction, retention or similar bonuses payable in connection therewith, but not including ordinary trade payables, (h) all amounts of “unfunded benefit liabilities” within the meaning of Section 4001(a)(18) of ERISA and the present value of all accrued deferred compensation amounts (valued using the assumptions in effect for purposes of Section 4001(a)(18) of ERISA for nonaccount balance plans and the account balance as of the applicable measuring date for account balance plans), (i) all obligations and liabilities under any guarantees of any of the obligations described in clauses (a) through (h) above of any other Person and any “keepwell” or other agreement to maintain any financial statement condition of any other Person and obligations under any letter of credit arrangement (whether or not drawn), or any arrangement having the economic effect of any of the foregoing, and (j) unpaid management fees.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.

“Management Equity Dilution Factor” means an adjustment to the Estimated 9.5x Consideration, Estimated Premium Consideration, Actual 9.5x Consideration or Actual Premium Consideration, as applicable, to reflect the reduction in such amounts based upon the portion of any management equity interests that are then in-the-money, as determined by an independent valuation firm;  provided that with respect to the calculation of the Actual 9.5x Consideration or Actual Premium Consideration in connection with a Put, Call or 9.5x Call, as applicable, as a result of which Ulysses has ceased to own any Shares, the Management Equity Dilution Factor shall be trued up such that the aggregate reduction based on the Management Equity Dilution Factor in all Puts, Calls and 9.5x Calls is equal to the aggregate amount of the equity value to management (regardless of whether such equity is vested or unvested) as of such date, as determined by the same independent valuation firm, multiplied by Ulysses weighted average ownership percentage in the Company through such date.  An illustrative calculation of the Management Equity Dilution Factor is attached hereto as Schedule 1.2.

“Marketable Securities” means stocks and bonds of companies that are freely tradable (either immediately or within a reasonable time pursuant to customary registration rights agreements) on stock exchanges or in over-the-counter markets or that are otherwise liquid and can readily be sold to the general public for cash.

“Net Debt” means the Indebtedness less Cash of the Company on a consolidated basis.

“Percentage Interest” means, with respect to each Stockholder, the fraction, expressed as a percentage, equal to the quotient of (i) the number of Shares held by such Stockholder, divided by (ii) the aggregate number of Shares held by all Stockholders, in each case on a fully diluted basis.

“Permitted Transferee” means, with respect to any Stockholder, (i) the owners of a Stockholder’s equity interests receiving Equity Securities of the Company in connection with the liquidation of, or a distribution with respect to an equity interest in, such Stockholder, or

(ii) any general or limited partner, member, stockholder or Affiliate of a Stockholder; provided,  however, that in any such case prior to a Qualifying IPO such Person shall agree in a writing in the form attached as Exhibit A hereto to be bound by and to comply with all applicable provisions of this Agreement; provided further, that in no event shall (A) the Company or any of its Subsidiaries or (B) any Company Competitor constitute a “Permitted Transferee.”

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Put Cap” shall mean a number of Shares equal to the lesser of (x) such number of Put Shares that represent twenty-five percent (25%) of the aggregate number of Shares held by Ulysses as of the date of this Agreement and (y) such number of Put Shares having an Estimated 9.5x Consideration of $562,500,000; provided,  however, that the amount in clause (y) shall be further subject to an increase equal to the amount paid in cash by the Put Sellers to NewCo Holdings pursuant to Section 2.1(j)(i), if any, or a decrease equal to the amount paid by NewCo Holdings to the Put Sellers pursuant to Section 2.1(j)(ii), if any, in each case in connection with the most recent Put consummated in accordance with this Section 2.1.

“Put Floor” shall mean a number of Shares equal the number of Put Shares that represent twelve and one-half percent (12.5%) of the aggregate number of Shares held by Ulysses as of the date of this Agreement.

“Qualifying IPO” means the first underwritten public offering of the Common Stock pursuant to a registration statement filed under the Securities Act resulting in aggregate net proceeds (after expenses and underwriting commissions and discounts) to the Company and any selling stockholders of at least $100,000,000.00;  provided, that following such offering the Common Stock is listed on a United States national securities exchange or quoted on a United States automated securities quotation system.

“Rollover Shares” means a number of Shares, if any, held by Ulysses, together with its Affiliates and Permitted Transferees, at any given time after January 1, 2017 that could have been the subject of a Put or Call in any prior Fiscal Year, but were not purchased by NewCo Holdings.

“SEC” means the United States Securities Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means any and all shares of Common Stock.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one of more intermediaries.

“Third Party” means any Person other than a Stockholder or a Person that would be a Permitted Transferee of a Stockholder in accordance with clause (i) and (ii) of the definition thereof.

“Tenet Common Shares” means the shares of common stock, par value $0.05, of Tenet.

“Transfer” means, in respect of any Shares, property or other assets, any sale, assignment, hypothecation, lien, encumbrance, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, including rights to vote and to receive dividends or other income with respect thereto, or any short position in a security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of Law, or any agreement or commitment to do any of the foregoing.  A Transfer shall not be deemed to have occurred solely by reason of a change of control of the ultimate controlling Persons as of the date hereof of any of the Stockholders.

“Transferee” means any Person that is a transferee of all or a portion of a Stockholder’s Shares.

“Weighted Average Net Debt” means an amount equal to (i) the Net Debt of the Company and its Subsidiaries as of the end of any Fiscal Year, less (ii) any Net Debt incurred in connection with expenditures relating to acquisitions during such Fiscal Year, less (iii) any Net Debt of any Subsidiaries acquired by the Company or its Subsidiaries during such Fiscal Year (without duplication of any amounts in item (ii)), plus (iv) the weighted average amount of Net Debt incurred in connection with expenditures relating to acquisitions during such Fiscal Year, calculated based on a ratio of the amount of such Net Debt multiplied by a fraction, the numerator of which is the number of days in such Fiscal Year such Net Debt was outstanding and the denominator of which is 365,  plus (v) the weighted average amount of Net Debt of any Subsidiaries acquired by the Company or its Subsidiaries during such Fiscal Year (without duplication of any amounts in item (iv)), calculated based on a ratio of the amount of such Net Debt multiplied by a fraction, the numerator of which is the number of days in such Fiscal Year such Net Debt was outstanding and the denominator of which is 365.

ARTICLE II
PUT/CALL PROVISIONS

Section 2.1 Put/Call.

(a) For the thirty (30) day periods beginning on January 1, 2016 and each subsequent anniversary thereafter, Ulysses shall deliver an irrevocable written notice of election to NewCo Holdings and the Company (each such notice, a “Put Notice”, and the transaction resulting from any Put Notice, a “Put”) to initiate the purchase by NewCo Holdings from Ulysses and each of their Permitted Transferees (collectively, the “Put Sellers”) of a specified number of Shares (as specified in the applicable Put Notice, the “Put Shares”).  Each Put Notice shall specify the number of Put Shares to be purchased by NewCo Holdings and the Estimated 9.5x Consideration to be paid by NewCo Holdings for such Put Shares; provided,  however, the number of Put Shares set forth on any single Put Notice shall be no less than the Put Floor and shall be no more than the Put Cap; provided further, that NewCo Holdings shall allocate the number of Put Shares to be purchased from each Put Seller on a pro rata basis, in accordance with the proportion represented by the number of Shares held by each Put Seller as a fraction of the aggregate number of Shares held by all Put Sellers.

(b) Prior to the end of the fifteen (15) day period following the delivery of a Put Notice, NewCo Holdings may deliver to Ulysses and the Company a written notice (each such notice, a “Put Consideration Notice”), which Put Consideration Notice shall specify whether NewCo Holdings agrees or disagrees with the Estimated 9.5x Consideration set forth in the applicable Put Notice.    In the event of any Put, NewCo Holdings shall have the option to pay the Estimated 9.5x Consideration in cash or Tenet Common Shares.  If NewCo Holdings delivers to Ulysses and the Company a Put Consideration Notice that sets forth its disagreement with the amount of the Estimated 9.5x Consideration, the amount of the Estimated 9.5x Consideration shall be determined in accordance with Section 2.1(g).  If NewCo Holdings does not deliver a Put Consideration Notice within the 15-day period set forth in this Section 2.1(b), NewCo Holdings shall be deemed to have agreed with the amount of Estimated 9.5x Consideration set forth on the applicable Put Notice, and NewCo Holdings shall pay to Ulysses the Estimated 9.5x Consideration in cash at the applicable Put/Call Closing.

(c) Following delivery by Ulysses of a Put Notice,  NewCo Holdings shall have the right, but not the obligation, during the thirty (30) days following delivery of such Put Notice to deliver an irrevocable written notice of election to Ulysses and the Company (each such notice, a “Call Notice” and the transaction resulting from any Call Notice, a “Call”) to initiate the purchase by NewCo Holdings from Ulysses and/or their respective Permitted Transferees (collectively, the “Call Sellers”) of a specified number of Shares (the “Call Shares”).  Each Call Notice shall specify the number of Call Shares to be purchased by NewCo Holdings, and the Estimated Premium Consideration to be paid by NewCo Holdings for such Call Shares; provided,  however, the number of Call Shares in any Call Notice shall not exceed an amount equal to the difference between (x) the number of Put Shares set forth in the Put Notice delivered by Ulysses in such Fiscal Year and (y) the maximum number of Put Shares that may have been sold by Ulysses to NewCo Holdings in such Fiscal Year based on the Put Cap;  provided further, that NewCo Holdings shall allocate the number of Call Shares to be purchased from each Call Seller on a pro rata basis, in accordance with the proportion represented by the number of Shares held by each Call Seller as a fraction of the aggregate number of Shares held by all Call Sellers.

(d) For the fifteen (15) day period following the delivery of a Call Notice, Ulysses, on behalf of itself and the Call Sellers, may deliver to NewCo Holdings and the Company a written notice (each such notice, a “Call Consideration Notice”), which Call Consideration Notice shall specify (i) whether Ulysses agrees or disagrees with the Estimated Premium Consideration set forth in the applicable Call Notice, and (ii) Ulysses’s election, on behalf of itself and the Call Sellers, to receive the Estimated Premium Consideration in the form of cash or Tenet Common Shares.  If Ulysses delivers to NewCo Holdings and the Company a Call Consideration Notice that sets forth its disagreement with the amount of the Estimated Premium Consideration, the amount of the Estimated Premium Consideration shall be determined in accordance with Section 2.1(g).  If Ulysses does not deliver a Call Consideration Notice within the 15-day period set forth in this Section 2.1(d), Ulysses shall be deemed to have agreed, on behalf of itself and the Call Sellers, with the amount of Estimated Premium Consideration set forth on the applicable Call Notice, and NewCo Holdings shall pay to Ulysses the Estimated Premium Consideration in cash at the applicable Put/Call Closing.

(e) Either (i) at any time after January 1, 2017 that there are a number of Rollover Shares (any such event under clause (i), a “Rollover Call”), (ii) at any time after February 1, 2020 (any such event under clause (ii), a “Post-2020 Call”), or (iii) at any time the Percentage Interest of Ulysses and their respective Permitted Transferees, in the aggregate, is less than ten percent (10%) (any such event under clause (iii), a “Ulysses Dilution Event”), NewCo Holdings may deliver an irrevocable written notice of election to Ulysses and the Company (each such notice, a “9.5x Call Notice” and the transaction resulting from any 9.5x Call Notice, a  “9.5x Call”) to initiate the purchase by NewCo Holdings from Ulysses and/or their respective Permitted Transferees (collectively, the “9.5x Sellers”) of a specified number of Shares (the “9.5x Call Shares”).  Each 9.5x Call Notice shall specify the number of 9.5x Call Shares to be purchased by NewCo Holdings, and the Estimated 9.5x Consideration to be paid by NewCo Holdings for such 9.5x Call Shares; provided,  however,  (1) the number of 9.5x Call Shares in connection with a Rollover Call shall not exceed the number of Rollover Shares, (2) the number of 9.5x Call Shares in connection with a Post-2020 Call shall be in excess of a number of Shares that represent twenty-five percent (25%) of the aggregate number of Shares held by Ulysses and their respective Permitted Transferees as of the date of the applicable 9.5x Call Notice, and (3) that the number of 9.5x Call Shares in the 9.5x Call Notice in connection with a Ulysses Dilution Event shall be equal to the aggregate number of Shares held by Ulysses and their respective Permitted Transferees as of the date of such 9.5x Call Notice; provided further, that NewCo Holdings shall allocate the number of 9.5x Call Shares to be purchased from each 9.5x Call Seller on a pro rata basis, in accordance with the proportion represented by the number of Shares held by each 9.5x Call Seller as a fraction of the aggregate number of Shares held by all 9.5x Call Sellers.

(f) For the fifteen (15) day period following the delivery of a 9.5x Call Notice, Ulysses, on behalf of itself and the 9.5x Call Sellers, may deliver to NewCo Holdings and the Company a written notice (each such notice, a “9.5x Consideration Notice”), which 9.5x Consideration Notice shall specify (i) whether Ulysses agrees or disagrees with the Estimated 9.5x Consideration set forth in the applicable 9.5x Call Notice, and (ii) Ulysses’s election, on behalf of itself and the Call Sellers, to receive the Estimated 9.5x Consideration in the form of cash or Tenet Common Shares.  If Ulysses delivers to NewCo Holdings and the Company a 9.5x Consideration Notice that sets forth its disagreement with the amount of the Estimated 9.5x Consideration, the amount of the Estimated 9.5x Consideration shall be determined in accordance with Section 2.1(g).  If Ulysses does not deliver a 9.5x Consideration Notice within the 15-day period set forth in this Section 2.1(f), Ulysses shall be deemed to have agreed, on behalf of itself and the 9.5x Call Sellers, with the amount of Estimated 9.5x Consideration set forth on the applicable 9.5x Call Notice, and NewCo Holdings shall pay to Ulysses the Estimated 9.5x Consideration in cash at the applicable Put/Call Closing.

(g) In the event of a disagreement with respect to the Estimated 9.5x Consideration in any Put Consideration Notice or 9.5x Consideration Notice, or the Estimated Premium Consideration in any Call Consideration Notice, as applicable,  NewCo Holdings and the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, shall negotiate in good faith to agree upon the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, for a fifteen (15) day period following the delivery of the applicable Put Consideration Notice, Call Consideration Notice or 9.5x Call Consideration Notice.  If no agreement on the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, is reached during such 15-day period, NewCo Holdings and the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, shall jointly appoint an independent appraiser to determine the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, which determination shall be delivered within thirty (30) days after appointment of the independent appraiser.  The fees and expenses of the independent appraiser shall be borne by NewCo Holdings, on the one hand, and the Put Sellers, Call Sellers or 9.5x Call Sellers, on the other hand, in inverse proportion as they may prevail on the matters being resolved by the independent appraiser.   Any independent appraiser appointed in accordance with the above procedure shall be an expert appraiser with no less than ten (10) years’ experience in the valuation of business organizations of similar size (by value) to the Company and shall be independent of the party designating such appraiser.

(h) The purchase and sale of the Put Shares, the Call Shares or the 9.5x Call Shares, as applicable, at the applicable Put/Call Closing shall be accompanied by, in addition to the documents and mechanics contemplated by Section 2.1(i) below, (i) a certification by the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, containing representations as to (x) ownership of the Put Shares, Call Shares or 9.5x Call Shares,  as applicable,  (y) authority, and (z) no liens on the Put Shares, Call Shares or 9.5x Call Shares,  as applicable,  and (ii) if the applicable Put, Call or 9.5x Call would result in Ulysses no longer holding any Shares of the Company upon consummation thereof,  entrance into an escrow agreement providing for the deposit at such Put/Call Closing of such portion of the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, as may reasonably be expected to be necessary to satisfy any payment obligation of the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, under Section 2.1(j)(i), and shall provide that Ulysses and NewCo Holdings shall submit a joint written notice to the escrow agent thereunder to release all remaining funds, if any, to the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, upon satisfaction of their obligations, if any, under Section 2.1(j)(i) (such documents collectively, the “Put/Call Documents”).

(i) The closing of any Put shall take place within ninety  (90) days after delivery of the applicable Put Notice; provided,  however, if a Put Consideration Notice disagreeing with the amount of the Estimated 9.5x Consideration set forth in the applicable Put Notice has been delivered, the closing of such Put shall take place on a date that is the later of (i) ninety  (90) days after delivery of the applicable Put Notice, or (ii) fifteen (15) days after the resolution of the disagreement in accordance with Section 2.1(g).  The closing of any Call shall take place within ninety (90) days after delivery of the applicable Call Notice;  provided,  however, if a Call Consideration Notice disagreeing with the amount of the Estimated Premium Consideration set forth in the applicable Call Notice has been delivered, the closing of such Call shall take place on a date that is the later of (i) ninety (90) days after delivery of the applicable Call Notice, or (ii) fifteen (15) days after the resolution of the disagreement in accordance with Section 2.1(g).  The closing of any 9.5x Call shall take place within ninety (90) days after delivery of the applicable 9.5x Call Notice; provided,  however, if a 9.5x Consideration Notice disagreeing with the amount of the Estimated 9.5x Consideration set forth in the applicable 9.5x

Call Notice has been delivered, the closing of such 9.5x Call shall take place on a date that is the later of (i) ninety (90) days after delivery of the applicable 9.5x Call Notice, or (ii) fifteen (15) days after the resolution of the disagreement in accordance with Section 2.1(g).  The closing of any Put, Call or 9.5x Call, a “Put/Call Closing”.  At a Put/Call Closing:

(i) NewCo Holdings, on the one hand, and the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, on the other hand, shall execute and deliver to each other fully-executed copies of the Put/Call Documents;

(ii) the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, shall deliver to NewCo Holdings certificates representing the Put Shares, Call Shares or 9.5x Call Shares, as applicable, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed; and

(iii) NewCo Holdings shall deliver to the Put Sellers, Call Sellers or 9.5x Call Sellers,  as applicable, an amount equal to the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, for the Put Shares, Call Shares or 9.5x Call Shares, as applicable, in immediately available funds; provided,  however, that if a Call Consideration Notice or 9.5x Consideration Notice has been timely delivered in accordance with Section 2.1(d) or 2.1(f), as applicable, electing to receive the applicable payment in Tenet Common Shares (or if NewCo Holdings has timely delivered a Put Consideration Notice and elected to make payment in the form of Tenet Common Shares pursuant to Section 2.1(b)), NewCo Holdings shall deliver to the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, the number of Tenet Common Shares having a Fair Market Value, measured as of the date of the applicable Put Notice, Call Notice or 9.5x Call Notice, equal to the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, set forth in such Put Notice, Call Notice or 9.5x Call Notice, as applicable, or as finally determined in accordance with Section 2.1(g), as applicable.  In the event the payment of the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, occurs in the form of Tenet Common Shares, Tenet shall, to the extent any such Tenet Common Shares are not registered under the Securities Act as of the applicable Put/Call Closing, use reasonable best efforts to register such Tenet Common Shares in accordance with applicable SEC requirements as promptly as reasonably practicable following such Put/Call Closing.

(j) Within thirty (30) days after the Auditor completes the audit of the financial statements for the Company for the applicable Fiscal Year (such date, with respect to any Put/Call Closing, a “Put/Call True-Up Date”), the parties to such Put/Call Closing shall agree upon the Actual 9.5x Consideration or the Actual Premium Consideration, as applicable, based on such audited financial statements prepared by the Auditor.  On the Put/Call True-Up Date, the parties shall settle the difference, if any, between the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, and the Actual 9.5x Consideration or the Actual Premium Consideration, as applicable, as follows:

(i) If the amount of the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, exceeds the Actual 9.5x Consideration or the Actual Premium Consideration, as applicable, the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, shall deliver to NewCo Holdings an amount equal to such excess, in immediately available funds;  provided,  however, at the election of the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, such amount of such excess shall either (A) offset any subsequent payment to be made by NewCo Holdings to the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, in connection with a subsequent Put, Call or 9.5x Call transaction, or (B) be deemed to be a Capital Contribution made by NewCo Holdings to the Company in such amount, and the Company shall issue to NewCo Holdings additional Shares at a per-Share price equal to its Fair Market Value, which shall be the amount calculated by (x) the Actual 9.5x Consideration or the Actual Premium Consideration, as applicable, divided by (y) the total number of Shares purchased by NewCo Holdings in the applicable Put, Call or 9.5x Call; or

(ii) If the amount of the Estimated 9.5x Consideration or the Estimated Premium Consideration, as applicable, is lesser than the Actual 9.5x Consideration or the Actual Premium Consideration, as applicable, NewCo Holdings shall deliver to the Put Sellers, Call Sellers or 9.5x Call Sellers, as applicable, an amount equal to such difference, in immediately available funds.

(k) In calculating the Actual 9.5x Consideration or Actual Premium Consideration in connection with a Put, Call or 9.5x Call, as applicable, as a result of which Ulysses has ceased to own any Shares, the EBITDA and Net Debt amounts shall be calculated in respect of only those items contemplated in the Approved Budget for such Fiscal Year, and shall disregard any extraordinary transaction occurring following the delivery of the Put Notice, Call Notice or 9.5x Call Notice, as applicable, to the extent not contemplated by the Approved Budget;  provided, that EBITDA and Net Debt amounts associated with any acquisitions, any Net Debt incurred to make any such acquisitions and the Net Debt of any such acquired Persons shall not be disregarded and shall be included in the calculation of the Actual 9.5x Consideration or Actual Premium Consideration in connection with any such Put, Call or 9.5x Call.

(l) Upon the issuance of any Equity Securities pursuant to an option plan, employment agreements, compensation arrangements or otherwise to directors, officers or employees of the Company or any of its Subsidiaries which has the effect of diluting NewCo Holdings’ ownership below a level that would be required for Tenet to consolidate the financial results of the Company with the other financial results of Tenet, NewCo Holdings shall have the right to initiate the purchase by NewCo Holdings from Ulysses and their respective Permitted Transferees on a pro rata basis of a specified number of Shares (the number of Shares specified in such notice, the “Anti-Dilution Call Shares”) necessary to ensure that NewCo Holdings will maintain a sufficient Percentage Interest to allow Tenet to continue to consolidate the Company’s financial results, which Percentage Interest shall be determined by applicable law, regulations, accounting principles, or an opinion from Tenet’s outside auditor.  The purchase price payable by NewCo Holdings to Ulysses and their Permitted Transferees for the Anti-Dilution Call Shares shall be determined in the manner set forth in this Section 2.1 applicable to Put Shares.

ARTICLE III
GENERAL PROVISIONS

Section 3.1 Reimbursement of Expenses. The Company agrees to pay or reimburse (a) the Stockholders for (i) all reasonable costs and expenses (including reasonable attorneys’

fees, charges, disbursement and expenses) incurred in connection with any amendment, supplement, modification or waiver of or to any of the terms or provisions of this Agreement or any related agreements and (ii) in connection with any stamp, transfer, documentary or other similar taxes, assessments or charges levied by any governmental or revenue authority in respect of this Agreement or any related agreements; and (b) each Stockholder for all reasonable costs and expenses of such Stockholder (including reasonable attorneys’ fees, charges, disbursements and expenses) incurred in connection with (i) the consent to any departure by the Company or any of its Subsidiaries from the terms of any provision of this Agreement or any related agreements and (ii) the enforcement or exercise by such Stockholder of any right granted to it or provided for hereunder.

Section 3.2 Termination.  This Agreement shall terminate upon the earlier to occur of (a) the execution by all parties hereto of a written agreement to such effect or (b) the closing of any Qualifying IPO by the Company; provided, that no termination of this Agreement shall affect the right of any party to recover damages or collect indemnification for any breach of the representations or covenants herein that occurred prior to such termination.

Section 3.3 Amendments and Waivers.  No modification, amendment or waiver of any provision of this Agreement shall be effective without the prior approval in writing of the Company and each Stockholder;  provided, that any Stockholder may waive in writing the benefit of any provision of this Agreement with respect to itself for any purpose.  The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 3.4 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e‑mail, upon written confirmation of receipt by e‑mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier service or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered, if to the Company, to the address set forth below, or if to any Stockholder, to the addresses set forth in Schedule 9.4 to the Stockholders Agreement, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

c/o Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202
Attention:  Audrey Andrews
E-mail:  audrey.andrews@tenethealth.com

with a copy to:

Welsh, Carson, Anderson & Stowe X, L.P.
320 Park Avenue, Suite 2500
New York, New York 10022-6815
Attention:  D. Scott Mackesy
E-mail:  SMackesy@welshcarson.com

Section 3.5 Interpretation.  When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement.  The term “or” is not exclusive.  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  References to days mean calendar days unless otherwise specified.

Section 3.6 Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement.  Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 3.7 No Third-Party Beneficiaries.  Except as provided in Section 3.19, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 3.8 Charter.    The provisions of this Agreement shall be controlling if any such provisions or the operation thereof conflict with the provisions of the Charter.  Each of the parties covenants and agrees to vote their Shares and to take any other action reasonably requested by the Company or any Stockholder to amend the Charter so as to avoid any conflict with the provisions hereof.

Section 3.9 Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 3.10 Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware, the courts of the United States of America for the District of Delaware, and appellate courts thereof, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.11 Successors, Assigns and Transferees.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except in connection with any Transfer of Shares permitted under this Agreement or Article VI of the Stockholders Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 3.12 Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, the courts of the United States of America for the District of Delaware and appellate courts thereof, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 3.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 3.14 Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 3.15 Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.16 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 3.17 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 3.18 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 3.19 No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Stockholder covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or equity holder of any Stockholder or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Stockholder or any current or future member of any Stockholder or any current or future director, officer, employee, partner or member of any Stockholder or of any Affiliate or assignee thereof, as such for any obligation of any Stockholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.  For the avoidance of doubt, nothing in this Section 3.19 shall affect any obligations of Tenet as set forth in Section 3.21.

Section 3.20 Waiver of Conflict of Interest.  The attorneys, accountants and other experts who perform services for any Stockholder may also perform services for the Company.  To the extent that that foregoing representation constitutes a conflict of interest, the Company and each Stockholder hereby expressly waive any such conflict of interest.

Section 3.21 Obligations of NewCo Holdings.  The obligations of NewCo Holdings hereunder (including, without limitation, the obligation to make any payments or take any other actions in connection with any Put, Call or 9.5x Call) shall be joint and several obligations of each of NewCo Holdings and Tenet, such that Tenet shall be directly responsible for each such obligation.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

USPI HOLDING COMPANY, INC.

By:	/s/ Paul A. Castanon
	Name:	Paul A. Castanon
	Title:	Vice President

HCN SURGERY CENTER HOLDINGS, INC.

By:	/s/ Douglas E. Rabe
	Name:	Douglas Rabe
	Title:	Vice President

TENET HEALTHCARE CORPORATION

By:	/s/ Tyler C. Murphy
	Name:	Tyler Murphy
	Title:	Vice President & Treasurer

[Signature Page to Put/Call Agreement]

ULYSSES JV Holding I L.P.

By:	/s/ Ed Sobol
Name:
Title:

ULYSSES JV Holding II L.P.

By:	/s/ Ed Sobol
Name:
Title:

[Signature Page to Put/Call Agreement]